NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)

Condensed Consolidated Interim Financial Statements

Three Months Ended March 31, 2011

Expressed in Canadian Dollars

Notice to Reader of the Unaudited Interim Financial Statements
For the three months ended March 31, 2011

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements.

The unaudited interim financial statements of North American Nickel Inc. (the “Company”) for the three month period ended March 31, 2011 (“Financial Statements’) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2010, which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Financial Position
(Expressed in Canadian Dollars - unaudited))
		March 31,	December 31,	January 1,
	Notes	2011	2010	2010
			(Note 16)	(Note 16)
ASSETS
Current assets
Cash	4	$494,259	$659,227	$16,515
Marketable securities		-	-	62,500
Receivables	5	33,952	26,965	4,197

Total current assets		528,211	686,192	83,212

Non-current assets
Property, plant and equipment	6	6,479	—	—
Exploration and evaluation assets	7	874,935	677,718	101,000

Total non-current assets		881,414	677,718	101,000

Total assets		$1,409,625	$1,363,910	$184,212

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$180,902	$129,527	$185,747
Total current liabilities		180,902	129,527	185,747

Total liabilities		180,902	129,527	185,747
SHAREHOLDERS’ EQUITY
Share capital — preferred	9c	604,724	604,724	604,724
Share capital — common	9b	14,762,609	14,705,609	13,044,609
Contributed surplus	9b	182,500	182,500	—
Accumulated other comprehensive loss/income		-	-	24,525
Deficit		(14,321,110)	(14,258,450)	(13,728,642)

Total shareholders’ equity		1,228,723	1,234,383	(54,784)

Non-controlling interest		—	—	53,249

Total equity		1,228,723	1,234,383	(1,535)
Total liabilities and equity		$1,409,625	$1,363,910	$184,212

APPROVED BY THE DIRECTORS:

Rick Mark Edward D. Ford The accompanying notes are integral part of these consolidated financial statements

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Comprehensive Loss/Income
(Expressed in Canadian Dollars - unaudited)
For the three months ended March 31, 2011
		March 31,	March 31,
		2011	2010
Notes			(Note 16)

Expenses
Amortization		$21	$—
Consulting	10	5,915	—
Filing fees		1,402	—
Investor relation		1,870	—
General and administrative		4,869	7,141
Management fees	10	27,000	—
Professional fees		10,429	—
Salaries		11,154	—

Loss before other items		(62,660)	(7,141)
Loss before non-controlling interest		(62,660)	(7,141)
Non-controlling interest		—	2,215

Net loss for the period		$(62,660)	$(4,926)

Other comprehensive (loss) income
Unrealized loss on marketable securities		$—	$(11,445)

Total other comprehensive (loss) income		—	(11,445)
Total comprehensive loss for the period		$(62,660)	$(16,371)

Loss per common share — basic and diluted		$(0.00)	$(0.00)

Weighted average number of common shares outstanding
- basic and diluted		35,242,286	5,441,730

The accompanying notes are integral part of these consolidated financial statements

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Changes In Equity
(Expressed in Canadian Dollars - unaudited)
For the three months ended March 31, 2011
					Accumulated other
	Number of shares	Share capital	Contributed surplus		comprehensive loss		Deficit	Total

			$
Balance at January 1, 2010	6,046,454	$13,649,333		—		$24,525	$(13,728,642)	$(54,784)

Loss for the period							(529,808)	(529,808)

Share capital issued private placement	20,000,000	1,100,000		—		—	—	1,100,000

Shares issued to acquire mineral properties	7,150,000	429,000		—		—	—	429,000

Shares issued for debt	2,640,000	132,000		—		—	—	132,000

Stock options issued	—	—		182,500		—	—	182,500

Available-for-sale investment	—	—		—		(21,909)	—	(21,909)

Reversal of accumulated other comprehensive income

upon sale of subsidiary	—	—		—		(2,616)	—	(2,616)

					$
Balance at December 31, 2010	35,836,454	$15,310,333		$182,500		—	$(14,258,450)	$1,234,383

					$
Balance at January 1, 2011	35,836,454	$15,310,333		$182,500		—	$(14,258,450)	$1,234,383

Loss for the period							(62,660)	(62,660)

Shares issued to acquire mineral properties	950,000	57,000		—		—	—	57,000

					$
Balance at March 31, 2011	36,786,454	$15,367,333		$182,500		—	$(14,321,110)	$1,228,723

The accompanying notes are integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Cash Flows
(Expressed in Canadian Dollars - unaudited)
For the three months ended March 31, 2011
	March 31,		March 31,
	2011		2010
OPERATING ACTIVITIES
Net loss for the period		$(62,660)		$(4,926)
Items not affecting cash
Non-controlling interest		—		(2,215)
Amortization		21		—

		(62,638)		(7,141)
Changes in non-cash working capital items:
Receivables		(6,987)		(850)
Trade payables and accrued liabilities		5,014		(7,136)
Due to related parties		46,360		—

Cash used in operating activities		(18,251)		(15,127)

INVESTING ACTIVITIES
Expenditures on mineral properties and deferred exploration costs		(140,217)		—
Purchase of equipment		(6,500)		—

Cash used in investing activities		(146,717)		—

Total increase (decrease) in cash during the period		(164,968)		(15,127)
Cash at beginning of period		659,227		16,515
Cash at end of period		$494,259		$1,388

Cash paid for:
	$		$
Interest		—		—

	$		$
Income taxes		—		—

Supplemental cash flow information — (Note 14)

The accompanying notes are integral part of these consolidated financial statements.
1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (formerly Widescope Resources Inc.) (the“Company”) was incorporated on September 23, 1983, under the laws of the province of British Columbia, Canada. The head office, principal address and records office of the Company are located at Suite 301 – 260 West Esplanade, North Vancouver, British Columbia, Canada, V7M 3G7.

The Company’s principal business activity is the exploration and development of mineral properties in Canada. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

On April 7, 2010, and effective May 31, 2010, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) whereby it agreed to sell its 65.42% interest in Outback Capital Inc. dba Pinefalls Gold (“PFG”), a private Alberta exploration company. On April 19, 2010, the Company changed its name from Widescope Resources Inc. to North American Nickel Inc., consolidated its common share capital on a 2:1 basis, whereby each two old shares were exchanged for one new share, and increased its authorized capital from 100,000,000 common             shares without par value to an unlimited number of common shares without par value (Note 9). All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements retroactively reflect the share consolidation.

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed interim financial statements were authorized for issue on May 30, 2011 by the Board of Directors of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2010. However, this interim financial report, being the first IFRS financial report, provides selected significant disclosures that are required in the annual financial statements under IFRS. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 16.

Basis of preparation
These condensed consolidated interim financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars, unless otherwise noted, which is the Company’s functional currency.

Basis of consolidation
These interim financial statements ending March 31, 2011 include only the accounts of the Company and the comparative periods include the Company and the total operating activities of its 65.42% owned subsidiary, PFG, up to May 31, 2010, when PFG was sold. All intercompany balances and transactions have been eliminated on consolidation.

Estimates, assumptions and measurement uncertainty
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to going concern assessments, determining the carrying value and or impairment of mineral properties, determining the fair values of marketable securities and stock-based payments, asset retirement obligations, financial instruments and tax rates used to calculate future income tax balances.

Exploration and evaluation expenditures
Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Exploration and evaluation expenditures – cont’d
Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of the mineral interest, as consideration, for an agreement by the farmee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss/income.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Restoration and environmental obligations (cont’d)
The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Impairment of assets
Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Financial instruments (cont’d)

Non-derivative financial liabilities are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Loss per share
Basic loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings / loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted.

Income taxes
Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss/income.

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the balance sheet method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Income taxes (cont’d)

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share-based payments
Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Share capital
Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, preferred shares, share warrants and flow-through shares are classified as equity instruments.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Share capital (cont’d)

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Property, plant and equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment	Depreciation rate
Driling and exploration equipment	20%

3.	ACCOUNTING STANDARDS NOT YET EFFECTIVE

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period. This amendment is effective for annual periods beginning on or after July 1, 2011.

New standard IFRS 9 “Financial Instruments”
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

4. CASH AND CASH EQUIVALENTS

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rate.

5. ACCOUNTS RECEIVABLE

	March 31,	December 31,
	2011	2010
HST/GST Receivable	$33,952	$26,965

6.	PROPERTY, PLANT AND EQUIPMENT

	Exploration		Exploration
	Equipment		Equipment
Cost:		Cost:
At December 31, 2010	$ -	At January 1, 2010	$—
Additions	6,500	Additions	—
Disposals		Disposals

At March 31, 2011	$6,500	At December 31, 2010	$—

Amortization:		Amortization:
At December 31, 2010	$ -	At January 1, 2010	$—
Charge for the period	21	Charge for the period	—
Eliminated on disposal		Eliminated on disposal

At March 31, 2011	21	At December 31, 2010	—

Net book value:		Net book value:
At December 31, 2010	-	At January 1, 2010	—

At March 31, 2011	$ 6,479	At December 31, 2010	$ —

7. EXPLORATION AND EVALUATION ASSETS

	Post Creek Property	Woods Creek Property	Halcyon Property	Bell Lake Property	Thompson North	South Bay Property	Cedar Property	Total
Mineral Properties Acquisition
Balance, December 31, 2010	$44,000	$19,000	$33,000	$43,000	$120,333	$120,333	$20,333	$499,999

Acquisition costs – cash	30,000	15,000	25,000	25,000	—	—	—	95,000
Acquisition costs — Shares	18,000	9,000	12,000	18,000	—	—	—	57,000
Balance, March 31, 2011	$92,000	$43,000	$70,000	$86,000	$120,333	$120,333	$120,333	$651,999

Expenditures (recoveries)
Balance, December 31, 2010	$153,309	$20,341	$—	$560	$585	$2,523	$400	$177,718
Assay and sampling (recovery)	958	—	—	—	—	—	—	958
Consulting services	35,026	600	—	350	350	—	—	36,326
Licenses and fees	—	—	—	434	—	—	—	434
Line cutting costs	7,500	—	—	—	—	—	—	7,500

	43,483	600	—	784	350	—	—	45,218
Balance, March 31, 2011	196,793	20,941	—	1,344	935	2,523	400	222,936

Total, Balance March 31, 2011	$288,793	$63,941	$70,000	$87,344	$121,268	$122,856	120,733	$874,935

7.	EXPLORATION AND EVALUATION ASSETS – cont’d

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$12,500	400,000
On or before April 5, 2011 (paid and issued)	$30,000	300,000	$15,000
On or before April 5, 2012	$50,000	300,000	$15,000
On or before April 5, 2013	$50,000	-	$15,000

During the three month period ended March 31, 2011, the Company incurred $43,483 (March 31, 2010 — $Nil) in deferred exploration costs on the Post Creek Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

Woods Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Woods Creek Property located within the Sudbury Mining District of Ontario and paid a non-refundable deposit of $2,500.
On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Woods Creek Property and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$7,500	150,000
On or before April 5, 2011 (paid and issued)	$15,000	150,000	$24,000
On or before April 5, 2012	$20,000	-	$24,000
On or before April 5, 2013	$45,000	-	$24,000

During the three month period ended March 31, 2011, the Company incurred $600 (March 31, 2010 - $Nil) in deferred exploration costs on the Woods Creek Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $5,000 per annum, which will be deducted from any payments to be made under the NSR.

7.	EXPLORATION AND EVALUATION ASSETS – cont’d

Halcyon
On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Halcyon Property located Ontario and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$15,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	200,000	$22,000
On or before April 5, 2012	$35,000	200,000	$22,000
On or before April 5, 2013	$35,000	-	$22,000

During the three month period ended March 31, 2011, the Company incurred $Nil (March 31, 2010 - $Nil) in deferred exploration costs on the Halcyon Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2013, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

Bell Lake

On April 5, 2010, the Company entered into an option agreement to acquire up to a 100% interest in the Bell Lake Property located in Ontario, and agreed to the following consideration:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$25,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	300,000	$—
On or before April 5, 2012	$40,000	400,000	$—
On or before April 5, 2013	$40,000	-	$—
On or before April 5, 2014	$80,000	-	$—

During the three month period ended March 31, 2011, the Company incurred $784 (March 31, 2010 - $Nil) in deferred exploration costs on the Bell Lake Property.

The Company’s interest is subject to a 2.5% NSR, of which 1.5% can be repurchased by the Company for $1,500,000. Commencing August 1, 2014, once the Company exercises its option, the Company will be obligated to pay advances on the NSR of $5,000 per annum, which will be deducted from any payments to be made under the NSR.

Manitoba Nickel
On April 5, 2010, the Company entered into a purchase and sale agreement, with a company with directors in common, to acquire a 100% interest in the Thompson North, South Bay and Cedar Lake properties located in Manitoba, and agreed to consideration of $1,000 cash (paid) and 6,000,000 common shares (issued).The Company’s interest is subject to a 2% NSR, of which 1% can be repurchased by the Company for $1,000,000.

(a)	Thompson North Property

During the three month period ended March 31, 2011, the Company incurred $350 (March 31, 2010 — $Nil) in deferred exploration costs on the Thompson North Property.

7.	EXPLORATION AND EVALUATION ASSETS – cont’d

(b)	South Bay Property

During the three month period ended March 31, 2011, the Company incurred $Nil (March 31, 2010 — $Nil) in deferred exploration costs on the South Bay Property.

(c)	Cedar Property

During the three month period ended March 31, 2011, the Company incurred $Nil (March 31, 2010 — $Nil) in deferred exploration costs on the Cedar Property.

8. TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,
	2011	2010
Trade payables	$7,895	$3,253
Amounts due to related parties (Note 10)	133,454	$87,094
Accrued liabilities	39,553	39,180

	$180,902	$129,527

9. SHARE CAPITAL

a)	The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b) Common shares issued and outstanding

	Number of	Amount	Contributed surplus
	shares
Balance, December 31, 2010	35,231,730	$14,705,609	$182,500
Shares issued for mineral properties	950,000	57,000	—
Balance, March 31, 2011	36,181,730	$14,762,609	$182,500

Effective April 19, 2010, the Company consolidated its common share capital on a 2:1 basis, whereby each two old shares are equal to one new share and increased its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements reflect the share consolidation.

Three month period ended March 31, 2011:

The Company issued 950,000 common shares at a fair value of $57,000 for the acquisition of mineral properties (Note 7).

c)	Preferred shares issued and outstanding

At March 31, 2011, there are 604,724 (December 31, 2010 – 604,724) preferred common shares outstanding. The rights and restrictions of the preferred shares are as follows:

9. SHARE CAPITAL – cont’d

i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii) the shares are convertible at any time; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

d)	Warrants

A continuity schedule of outstanding common share purchase warrants at March 31, 2011 is as follows:

	Number of	Weighted average exercise price
	warrants
Balance, December 31, 2010 and	10,000,000	$0.10
March 31, 2011

d)	Warrants cont’d

At March 31, 2011, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Number of warrants	Expiry date	Exercise price	Weighted average
			remaining life
			(years)
10,000,000	December 28, 2012	$0.10	1.75 years

e) Stock options

The Company has entered into a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

The Company calculates the fair value of all stock-based compensation awards using the Black-Scholes option pricing model.

The changes in stock options during the three month period ended March 31, 2011 and the year ended December 31, 2010 are as follows:

9. SHARE CAPITAL – cont’d

e)	Stock options – cont’d

	March 31, 2011			December 31, 2010
		Weighted Average			Weighted Average
	Number Outstanding	Exercise Price		Number Outstanding	Exercise Price
Outstanding, beginning of		$			$
period	3,300,000		0.10	—	—
Granted	—		—	3,300,000	0.10

		$
Outstanding, end of period	3,300,000		0.10	3,300,000	$0.10

The weighted average fair value at grant date of options granted during the period ended March 31, 2011 was $0.10 per option (December 31, 2010 $0.10)

Details of options outstanding as at March 31, 2011 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
2,950,000	2,950,000	August 27, 2015	$0.10	4.41
150,000	150,000	November 25, 2015	0.10	4.66
200,000	200,000	December 15, 2015	0.10	4.71

3,300,000	3,300,000			4.44

10.	RELATED PARTY TRANSACTIONS
Related party balances
The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31,	December 31,
	2011	2010
Directors and companies controlled by directors of the Company	$133,454	$87,094

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

Key management personnel compensation

	Three month periods ended
	March 31,	March 31,
	2011	2010
		$
Geological consulting fees — expensed	$2,450	—
Geological consulting fees — capitalized	8,050	—
Management fees — expensed	27,000	6,000
Stock-based compensation	—	—
	$37,500	$6,000

11.	INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES

The Company has approximately $572,000 in non-capital losses that can be offset against taxable income in future years which began expiring at various dates commencing in 2009, and approximately $157,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

The related potential income tax benefits with respect to these items have not been recorded in the accounts.

11.	INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES – cont’d

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2011	2010	2009
Loss before income taxes:	$62,660	$529,808	$117,645
Statutory rates	26.50%	28.50%	31.00%

Expected income tax recovery	16,605	150,995	36,470
Non-controlling interest	—	—	3,389
Effect of reduction in tax rates	(9,863)	(4,632)	(4,227)
Permanent differences and other		(71,983)	(4,100)
Expiring losses	—	—	(10,932)
Non-allowable portion of capital loss		(42,380)	—
Increase in valuation allowance	(6,742)	(32,000)	(20,600)

Net future income tax recovery	$—	$—	$—

The significant components of the Company’s future income tax assets are as follows:

	2011	2010
Non-capital loss carry forward benefit	$143,000	$143,000
Capital losses carried forward	39,000	39,000
Capital assets	6	—
Valuation allowance	(182,006)	(182,000)

Net future income tax asset	$—	$—

12.	CAPITAL MANAGEMENT

The Company manages its capital structure, which consists of share and working capital, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing cash and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and nature of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2011. The Company is not exposed to externally imposed capital requirements.

13.	FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, receivables, marketable securities, trade payables, accrued liabilities and due to related parties. The carrying value of these financial instruments approximates their fair value. Cash is measured based on Level 1 inputs of the fair value hierarchy.

The Company is engaged primarily in the mineral exploration field and manages related industry risk issues directly.

The Company is potentially at risk for environmental reclamation and fluctuations in commodity based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company’s primary risk exposures are summarized below:

Credit risk
The Company’s credit risk is primarily attributable to its cash accounts. This risk is managed through the use of major banks which are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to credit risk is on its receivables. Receivables include primarily goods and services tax due from the Federal Government of Canada. Management believes that the Company has no significant concentration of credit risk arising from operations

Liquidity risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet third party liabilities when due. The Company has working capital of $347,309 at March 31, 2011. All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on management’s ability to raise additional funds so that it can manage its financial obligations. The ability to raise funds in capital markets is impacted by general market and economic conditions and the commodity markets in which the Company conducts business.

Market risk
(a) Interest rate risk
The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

(b) Foreign currency risk
The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars: therefore, foreign currency risk is minimal.

14.	NON-CASH TRANSACTIONS
The Company incurred non-cash financing and investing activities during the three months ended March 31, 2011 as follows:

	March 31, 2011	March 31, 2010

Common shares issued for mineral properties (Note 7)	$57,000	$—

15.	COMMITMENTS
Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	management fees: $5,000 per month and $4,000 per month

ii)	consulting fees: $3,500 per month

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the employee to the effective date of termination.

16.	TRANSITION TO IFRS
As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements, making them the first interim financial statements of the Company under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.
As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1,
2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.
Exemptions applied
The Company has applied the following optional transition exemptions to full retrospective application of IFRS:
IFRS 2 “Share-based payment” – IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company plans to elect this exemption and will apply IFRS 2 to only unvested stock options as at January 1, 2010 being the transition date.
IFRS 3 “Business Combinations” – IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition for differences in business combination accounting.
IFRS 1 “Deemed Cost” – allows for exploration and evaluation assets costs to be accounted for in cost centres that include all properties in a large geographical area. A first-time adopter using such accounting under previous Canadian GAAP may elect to measure exploration and evaluation assets at the amount determined under the Company’s previous GAAP. The Company plans to elect this exemption and shall continue to test exploration and evaluation assets in the development phases for impairment at the date of transition to IFRS in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.
16.	TRANSITION TO IFRS – cont’d
Mandatory exceptions applied
	IAS 39 “Financial Instruments” the Company has applied the derecognition of financial assets and liabilities	exception requirements prospectively from the transition date. As a result any non-derivative financial	assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-	changeover Canadian GAAP have not been reviewed for compliance with IAS 39. The application of this	exemption has no impact on the Company.
	The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for	the application of IFRS except where necessary to reflect any difference in accounting policy or where there	was objective evidence that those estimates were in error. No adjustments for estimates have been made.
	IAS 27 was applied prospectively from the Transition Date. Total comprehensive income is attributed to the	owners of the parent and the non-controlling interests even if this results in the non-controlling interests	having a deficit balance. No adjustment was required.
Reconciliation to previously reported financial statements

The following tables provide a reconciliation between the amounts previously reported under Canadian GAAP and those anticipated to be reported in accordance with IFRS and related transitional requirements, based on our analysis to date. A summary of each of the noted changes is included in the notes following the reconciliations of the following Consolidated Balance Sheets and Consolidated Statements of Operations and Comprehensive Income for the dates noted below. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material therefore a reconciliation of cash flows has not been presented. The reconciliations and related adjustments have not been audited by the Company’s external auditor.

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010
Consolidated Interim Statement of Financial Position – March 31, 2010
Consolidated Statement of Financial Position Reconciliation – December 31, 2010
Consolidated Interim Statement of Comprehensive Loss Reconciliation – March 31, 2010
Consolidated Statement of Comprehensive Loss Reconciliation – December 31, 2010

16.	TRANSITION TO IFRS – cont’d

Transitional Consolidated Statement of Financial Position Reconciliation to IFRS (unaudited) as follows:
Effect of
Ref	Ref	January 1 2010	Transition to IFRS		January 1 2010
CAN GAAP					IFRS
ASSETS
Current assets
			$
Cash		$16,515		—	$16,515
Receivables		4,197			4,197
Marketable securities		62,500			62,500

Total current assets		83,212		—	83,212
Mineral properties and deferred
exploration costs		101,000			101,000

			$
Total assets		$184,212		—	$184,212

LIABILITIES
Current liabilities
Trade payables and accrued
liabilities		$185,747			$185,747

Total current liabilities		185,747		—	185,747

Total liabilities		185,747		—	185,747
Shareholders’ equity (deficit)
Share capital - preferred		604,724			604,724
Share capital — common		13,044,609			13,044,609
Contributed surplus		53,344		(53,344)	—
Accumulated other comprehensive
income		24,525			24,525
Deficit	a	(13,781,986)		53,344	(13,728,642)

Total shareholders’s equity		(54,784)		—	(54,784)
Non-controlling interest		53,249			53,249

Total equity		(1,535)		—	(1,535)

Total liabilities and			$
equity		$184,212		—	$184,212

16.	TRANSITION TO IFRS – cont’d
Reconciliation to previously reported financial statements – cont’d

Consolidated Interim Statement of Financial Position Reconciled to IFRS (unaudited) as follows:
Effect of
Ref		March 31 2010	Transition to IFRS		March 31 2010
CAN GAAP					IFRS
ASSETS
Current assets
			$
Cash		$1,388		—	$1,388
Receivables		5,047		—	5,047
Marketable securities		45,000		—	45,000

Total current assets		51,435		—	51,435
Mineral properties and deferred exploration costs		101,000		—	101,000

			$
Total assets		$152,435		—	$152,435

LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$178,611		—	$178,611

Total current liabilities		178,611		—	178,611

Total liabilities		178,611		—	178,611
Shareholders’ equity (deficit)
Share capital — preferred		604,724		—	604,724
Share capital — common		13,044,609		—	13,044,609
Contributed surplus	a	53,344		(53,344)	—
Accumulated other comprehensive income		13,080		—	13,080
Deficit		(13,786,912)		53,344	(13,733,568)

Total shareholders’s equity		(71,155)		—	(71,155)

Non-controlling interest		44,979		—	44,979

Total equity		(26,176)		—	(26,176)
			$
Total liabilities and equity		$152,435		—	$152,435

16.	TRANSITION TO IFRS – cont’d
Reconciliation to previously reported financial statements – cont’d

Consolidated Statement of Financial Position Reconciled to IFRS (unaudited) as follows:
Effect of
Ref		December 31 2010	Transition to IFRS		December 31 2010
CAN GAAP					IFRS
ASSETS
Current assets
			$
Cash		$659,227		—	$659,227
Receivables		26,965		—	26,965
Marketable securities		—		—	—

Total current assets		686,192		—	686,192
Mineral properties and deferred exploration costs		677,718		—	677,718

			$
Total assets		$1,363,910		—	$1,363,910

LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$129,527		—	$129,527

Total current liabilities		129,527		—	129,527

Total liabilities		129,527		—	129,527
Shareholders’ equity (deficit)
Share capital — preferred		604,724		—	604,724
Share capital — common		14,705,609		—	14,705,609
Contributed surplus	a	235,844		(53,344)	182,500
Accumulated other comprehensive income		—		—	—
Deficit		(14,311,794)		53,344	(14,258,450)

Total shareholders’s equity		1,234,383		—	1,234,383
Non-controlling interest		—		—	—

Total equity		1,234,383		—	1,234,383

			$
Total liabilities and equity		$1,363,910		—	$1,363,910

16.	TRANSITION TO IFRS – cont’d
Reconciliation to previously reported financial statements – cont’d

The Canadian GAAP Interim Consolidated Statement of Operations and Comprehensive Loss
for the Three Months Ended March 31, 2010 has been reconciled to IFRS (unaudited) as follows:
Effect of Transition to
Ref	March 31 2010	IFRS		March 31 2010
CAN GAAP				IFRS
EXPENSES
		$
General and administrative	$7,141		—	$7,141

LOSS BEFORE OTHER ITEMS	(7,141)		—	(7,141)
LOSS BEFORE NON-CONTROLLING INTEREST	(7,141)		—	(7,141)
NON-CONTROLLING INTEREST IN LOSS	2,215		—	2,215

		$
NET LOSS FOR THE PERIOD	$(4,926)		—	$(4,926)

LOSS PER COMMON SHARE — Basic and diluted
		$
From continuing operations	$0.00		—	$0.00

Weighted average shares outstanding — Basic and diluted	5,441,726			5,441,726

COMPREHENSIVE LOSS
		$
Net Loss	$(4,926)		—	$(4,926)
Unrealized gain on marketable securities	(11,445)			(11,445)

		$
COMPREHENSIVE LOSS	$(16,371)		—	$(16,371)

16.	TRANSITION TO IFRS – cont’d
Reconciliation to previously reported financial statements – cont’d

The Canadian GAAP Consolidated Statement of Operations and Comprehensive Loss
For The Year Ended December 31, 2010 has been reconciled to IFRS (unaudited) as follows:
Effect of
Ref	December 31 2010		Transition to IFRS		December 31 2010
CAN GAAP					IFRS
EXPENSES
	$
Consulting		25,556			$25,556
Filing fees		40,856			40,856
Investor relation		23,101			23,101
General and administrative		18,294		—	18,294
Management fees (Note 6)		90,000			90,000
Professional fees		132,730			132,730
Salaries		22,115			22,115
Stock-based compensation		182,500		—	182,500

LOSS BEFORE OTHER ITEMS		(535,152)		—	(535,152)
OTHER ITEMS:
Loss on sale of subsidiary (Note 4)		(7,163)			(7,163)
Gain on sale of marketable securities (Note 3)		3,854		—	3,854

LOSS BEFORE NON-CONTROLLING INTEREST		(538,461)		—	(538,461)
NON-CONTROLLING INTEREST IN LOSS		8,653		—	8,653

			$
NET LOSS FOR THE YEAR		$(529,808)		—	$(529,808)

LOSS PER COMMON SHARE — Basic and diluted
			$
From continuing operations		$(0.03)		—	$(0.03)

Weighted average shares outstanding — Basic and diluted		19,941,566			19,941,566

COMPREHENSIVE LOSS
			$
Net Loss		$(529,808)		—	$(529,808)
Unrealized gain on marketable securities		—			—

			$
COMPREHENSIVE LOSS		$(529,808)		—	$(529,808)

16.	TRANSITION TO IFRS – cont’d

The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the preliminary quantification of the adjustments required as of the transition date and for the comparative period. Completion of the final stages of our project may result in the identification of other adjustments or changes to the amounts presented, and such changes may be material.

Asset impairment

Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a) Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Statement of Financial Postion (Unaudited)
	December 31 2010	January 1 2010
Contributed surplus	$(53,344)	$(53,344)
Adjustment to deficit	$53,344	$53,344

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date which there were no unvested awards at that time.

Presentation Adjustments

The following presentation adjustment has been identified by management for the Consolidated Balance Sheet which is Non-controlling interests shall be presented in the Consolidated Statement Of Financial Position within equity, separately from the equity of the owners of the parent.

17. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment being that of the acquisition, exploration and development of mineral properties in one geographic segment being Canada.

18. SUBSEQUENT EVENTS

On May 24, 2011, the Company closed a non-brokered private placement and received gross proceeds of $3.2 million for a total of 11 million units at a price of $0.20/unit and 4,545,463 flow-through shares at a price of $0.22/unit.

On May 24, 2011, the Company granted 150,000 stock options at $0.20/unit to a consultant.

On May 30, 2011, the Company was effectively trading on the TSX Venture Exchange under the symbol NAN.